Exhibit 99.1

PATAGONIA GOLD ANNOUNCES REFILED ANNUAL REPORT

July 22, 2022 Vancouver, BC. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces that it has refiled its Annual Report on Form 20-F (the “Annual Report”) for the fiscal year ended December 31, 2021, at the request of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, following a Staff review.

The Annual Report was refiled to remove the mineral resource disclosure for the Cap-Oeste and Calcatreu properties and to amend certain corresponding sections as laid out in the explanatory note in the Company’s Amendment No. 1 to the Annual Report, in order to comply with Item 1302 (b)(2)(i) of Regulation SK, under the United States Securities Act of 1933, as amended.

Associated CEO and CFO certificates were filed with the refiled Annual Report, all of which are available for viewing under the Company’s issuer profile on SEDAR at www.sedar.com.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 430 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:

Dean Stuart

T: 403 617 7609

E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer

Patagonia Gold Corp

T: +54 11 5278 6950

E: cvantienhoven@patagoniagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.